November 19, 2013

Ms. Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Federal Home Loan Mortgage Corporation Form 10-K for Fiscal Year Ended December 31, 2012 Filed February 28, 2013 File No. 001-34139

Dear Ms. Ciboroski:

This letter is to inform you that we have received your letter dated November 6, 2013 regarding the periodic financial statements shown above. As discussed with you on November 19, 2013, we plan to submit our response to your letter no later than December 6, 2013. Submission on this date is subject to approval from the Federal Housing Finance Agency, our regulator and conservator.

If you have any questions about this submission, please contact Timothy Kviz, Vice President – Accounting Policy (703-714-3800) or Kevin MacKenzie, Vice President and Deputy General Counsel – Securities (703-903-2710).

Sincerely,

/s/ Timothy S. Kviz

Timothy S. Kviz

Vice President – Accounting Policy

cc:	Mr. Donald H. Layton, Chief Executive Officer
Mr. James G. Mackey, Executive Vice President and Chief Financial Officer
Ms. Carolyn H. Byrd, Freddie Mac Audit Committee Chairman
Mr. John Oliver, PricewaterhouseCoopers LLP
Mr. Nicholas Satriano, Chief Accountant, Federal Housing Finance Agency